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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 67576

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Drexel Hamilton, LLC

OFFICIAL USE ONLY
129966
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2000 Market Street, Suite 780
(No. and Street)

Philadelphia (City) PA (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Colleen Lindh (215) 988-9188
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BBD, LLP
(Name – *if individual, state last, first, middle name*)

1835 Market Street, 26th Floor (Address) Philadelphia (City) PA (State) 19103 (Zip Code)

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH, D.C.
194
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW
3/16

OATH OR AFFIRMATION

I, Colleen Lindh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Drexel Hamilton, LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Colleen Lindh 2/27/15
Signature

CCO/FINOP
Title

Maria Bowdren 2/27/15
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
MARIA BOWDREN, Notary Public
City of Philadelphia, Phila. County
My Commission Expires October 29, 2016

This report contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DREXEL HAMILTON, LLC

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
PURSUANT TO RULE 17a-5 OF
THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2014

DREXEL HAMILTON, LLC

CONTENTS

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Drexel Hamilton, LLC

We have audited the accompanying financial statements of Drexel Hamilton, LLC (a Pennsylvania limited liability company), which comprise the statement of financial condition as of December 31, 2014, and the related statements of income, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Drexel Hamilton, LLC's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Drexel Hamilton, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The computation of net capital under rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Drexel Hamilton, LLC's financial statements. The supplemental information is the responsibility of Drexel Hamilton, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BBD, LLP

Philadelphia, Pennsylvania
February 28, 2015

DREXEL HAMILTON, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS

Cash	$1,291,127
Receivable from clearing organizations	2,808,652
Receivables from customers	206,962
Receivables from non-customers	257,466
Secured demand note	78,000
Property and equipment, net	370,738
Other assets	477,202
Total assets	$5,490,147

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES	
Accounts payable, accrued expenses and other liabilities	$2,161,737
Income tax payable	146,985
Deferred tax liability	83,775
Total liabilities	2,392,497
SUBORDINATED BORROWINGS	2,453,000
MEMBER'S EQUITY	644,650
Total liabilities and member's equity	$5,490,147

See accompanying notes

DREXEL HAMILTON, LLC

STATEMENT OF INCOME

Year ended December 31, 2014

REVENUE	
Commissions	$ 3,705,173
Gains on trading accounts	1,290,236
Capital market & banking	10,359,779
Municipals (tax free)	1,987,319
Other revenue	441,803
Total revenue	17,784,310
EXPENSES	
Salary and salary-related expenses	11,420,036
Occupancy	1,103,256
Professional fees	312,043
Commission and clearing	840,280
Trade support	1,153,315
Regulatory fees	139,202
Interest expense	347,779
Income tax expense	100,455
Other expenses	2,199,728
Total expenses	17,616,094
NET INCOME	$ 168,216

See accompanying notes

DREXEL HAMILTON, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

Year ended December 31, 2014

Subordinated borrowings at January 1, 2014	$2,453,000
Increases:	-
Decreases:	-
Subordinated borrowings at December 31, 2014	$2,453,000

See accompanying notes

DREXEL HAMILTON, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

Year ended December 31, 2014

BALANCE, January 1, 2014	$1,034,737
Distributions	(558,303)
Net income	168,216
BALANCE, December 31, 2014	$ 644,650

See accompanying notes

DREXEL HAMILTON, LLC

STATEMENT OF CASH FLOWS

Year ended December 31, 2014

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 168,216
Adjustments to reconcile net income to net cash used for operating activities	
Depreciation and amortization	141,849
Deferred taxes	5,490
(Increase) decrease in	
Other assets	(99,583)
Receivable from clearing organizations	639,257
Receivables from customers and non-customers	48,659
Securities owned and sold – net	57,122
Increase (decrease) in	
Accounts payable, accrued expenses and other liabilities	(257,429)
Income tax payable	(518,462)
Net cash provided by operating activities	185,119
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(84,180)
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions to member	(558,303)
Net decrease in cash	(457,364)
CASH	
Beginning of year	1,748,491
End of year	$1,291,127
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION	
Interest paid	$ 356,426

See accompanying notes

(1) NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Drexel Hamilton, LLC (the "Company"), a Pennsylvania limited liability company, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and licensed by the Financial Industry Regulatory Authority ("FINRA"). The Company is owned by Drexel Hamilton Financial, Inc., the managing member. The Company is engaged in a single line of business as a securities broker-dealer. The Company is an introducing broker and clears all transactions through two clearing organizations on a fully disclosed basis. The Company was formed in Pennsylvania on December 13, 2006. The Company's registration with the SEC was effective September 26, 2007.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (***"GAAP"***) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions. At times, such amounts may exceed federally insured limits. Account monitoring procedures are utilized to minimize the risk of loss from commissions receivable. The Company generally does not require collateral or other security from its customers.

Receivables from Customers

Receivables from customers are stated at the amount management expects to collect from outstanding balances. Management will provide for probable uncollectible amounts through a charge to earnings and a credit to an allowance for doubtful accounts. An allowance for doubtful accounts is estimated based on the Company's historical losses, current economic conditions and the financial stability of its customers. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to trade accounts receivable. The Company generally does not charge interest.

Revenue Recognition

Customer security transactions and the related commission income and expenses are recorded on a trade date basis as securities transactions occur. Profit and loss from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Advisory and underwriting fees are recognized as earned on a pro rata basis over the term of the contract.

Property and Equipment

Property and equipment are recorded at cost. The Company depreciates its property and equipment using the straight-line method over their estimated useful lives as follows:

Computer equipment	3 years
Furniture and fixtures	5 -7 years

Maintenance and repairs are charged to operations. Major renewals and improvements are capitalized. At the time an item of physical property is retired, sold or otherwise disposed of, the cost of the asset and the related accumulated depreciation applicable to such item is relieved. Gains or losses resulting from retirements or sales are charged or credited to income.

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recoverable. If the carrying amount of the asset exceeds the undiscounted future cash flows expected to be generated by the asset, an impairment charge is recognized.

Income Taxes

The Company is a limited liability company LLC and a wholly-owned subsidiary of Drexel Hamilton Financial, Inc. (a C-corporation).

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss and tax credit carryforwards, and temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company accounts for uncertain tax position using the accounting standard on accounting for uncertainty in income taxes. This standard clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This standard also provides guidance on derecognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense.

(2) RECEIVABES SOLD WITHOUT RECOURSE

The company has sold accounts receivable without recourse to a financing company. The financing company retains portions of the proceeds from the receivable sales as reserves, which are released to the Company as the accounts are repaid. The outstanding reserve balance with the financing company at December 31, 2014, was $257,466.

(3) PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2014:

Property and equipment	$ 717,767
Less: accumulated depreciation and amortization	(347,029)
Property and equipment, net	$ 370,738

Depreciation and amortization expense totaled $141,849 for the year ended December 31, 2014.

(4) SUBORDINATED BORROWINGS

The borrowings under subordinated agreements at December 31, 2014 are as follows:

Subordinated note, 5.25%, due March 25, 2015	$1,750,000
Subordinated note to related party, 6%, due January 21, 2016	525,000
Subordinated note, 6%, due April 29, 2015	100,000
Subordinated note to related party pursuant to secured demand note collateral agreement, 3% per annum, due February 23, 2016	78,000
	$2,453,000

The subordinated borrowings are available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The fair market value of subordinated borrowings is $ 2,453,000.

(5) COMMITMENTS AND CONTINGENCIES

Litigation

The Company is subject to litigation from time to time in the ordinary course of business. Although the amount of any liability with respect to such litigation cannot be determined, in the opinion of management, such liabilities will not have a material adverse effect on the Company's financial condition or results of operations.

Operating Leases

The Company leases office space throughout the United States under separate lease agreements expiring at various times through March, 2021. Future minimum payments under these leases are $614,023 in 2015, $506,936 in 2016, $429,598 in 2017, $402,732 in 2018, $402,732 in 2019, and 503,415 thereafter. Rent expense for the year ended December 31, 2014 was $597,419.

(6) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of $ 100,000 or 6-2/3% of aggregate indebtedness, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $2,394,606 which was $2,288,467 in excess of its required net capital of $ 106,139.

(7) INCOME TAXES

The provision for income taxes for the year ended December 31, 2014 consists of the following:

Current	
Federal	$ 67,228
State	24,276
City	3,461
	94,965
Deferred	
Federal	5,490
Total	$100,455

Deferred tax assets and liabilities at December 31, 2014 consist of the tax effect of temporary differences in the carrying amounts used for financial reporting purposes and the amounts used for income tax purposes of the following:

Liabilities	
Property and equipment	$ 83,775
Deferred tax liability	$ 83,775

The following is a reconciliation of income tax expense at the U.S. statutory rate and the Company's effective rate for the year ended December 31, 2014:

Tax at statutory rate of 34%	$ 91,349
State income taxes	24,276
Effect of graduated federal rates, non-deductible expenses and other, net	(15,170)
Tax at Company's effective rate	$100,455

The Company is treated as a disregarded entity for tax purposes and is included in the tax return of its parent. Income tax expense in the company's income statement has been allocated on a pro rata basis based on its income.

(8) SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date and time the financial statements were issued on February 28, 2015. No material subsequent events have occurred since December 31, 2014 that required recognition or disclosure in our current period financial statements.

SUPPLEMENTARY INFORMATION

DREXEL HAMILTON, LLC

Schedule I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

December 31, 2014

Member's equity	$ 644,650
Add: Discretionary Liability (net of income tax)	417,900
Add: Liabilities subordinated to claims of general creditors	2,453,000
Total capital and allowable subordinated liabilities	3,515,550
Non-allowable assets	
Property and equipment	370,738
Other assets	339,639
Receivables from customers	115,537
Receivables from non-customers	295,030
Total non-allowable assets	1,120,944
Net capital	$2,394,606

Aggregate Indebtedness	
Items included in statement of Financial Condition:	
Accounts payable, accrued expenses, and other liabilities[1]	$1,445,100
Income tax payable	146,985
Total Aggregate Indebtedness	$1,592,085

Computation of Basic Net Capital Requirements	
Minimum Net Capital Requirement	$ 106,139
Excess Net Capital at 1500%	$2,255,467
Excess Net Capital at 1000%	$2,235,397
Ratio: Aggregate indebtedness to Net Capital	1.02 to 1

Note: There are no material differences between the audited and unaudited computation of net capital pursuant to Rule 15c3-1.

[1] Exclusive of accrued discretionary bonus, accrued subordinated loan interest, and deferred income

Schedule II & III - COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3 and INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

December 31, 2014

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(ii), and therefore, no "computation for determination of reserve requirements" or "information for possession or control requirements" under that rule have been provided.

BBD

CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Drexel Hamilton, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Drexel Hamilton, LLC identified the following provisions of 17 C.F.R §15c3-3(k) under which Drexel Hamilton, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Drexel Hamilton, LLC stated that Drexel Hamilton, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Drexel Hamilton, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Drexel Hamilton, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under Securities Exchange Act of 1934.

BBD, LLP

Philadelphia, Pennsylvania
February 28, 2015

DREXEL HAMILTON

February 27, 2015

EXEMPTION REPORT

We confirm, to the best of our knowledge and belief, that:

1. Firm claimed an exemption from SEC Rule 15c3-3 under the provision in paragraph of (k)(2)(ii) throughout the fiscal year January 1, 2014 to December 31, 2014.

2. Firm met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the fiscal year January 1, 2014 to December 31, 2014 without exception.

Sign: Colleen Lindh Date: 2/27/15

Colleen Lindh, Chief Compliance Officer
Drexel Hamilton, LLC.
2000 Market Street
Suite 780
Philadelphia, PA 19103
(215)-988-9188

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Member of Drexel Hamilton, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by Drexel Hamilton, LLC, and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Drexel Hamilton, LLC's compliance with the applicable instructions of Form SIPC-7. Drexel Hamilton, LLC's management is responsible for Drexel Hamilton, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries from copies of checks and/or bank checking account statements, noting no differences;
2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences; and
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

BBD, LLP

Philadelphia, Pennsylvania
February 28, 2015

DREXEL HAMILTON, LLC

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTORS PROTECTION CORPORATION (SIPC) – PURSUANT TO RULE 17a-5(e)(4)

Year ended December 31, 2014

General assessment		$ 41,409
Less:		
Payments made:		
SIPC-6: July 28, 2014	$ 21,636	
SIPC-7: February 13, 2015	19,773	
		41,109
Total assessment balance due		$ -
Determination of SIPC net operating revenues and general assessment		
Total revenue (Focus Line 12/Part IIA Line 9)		$17,784,310
Additions		
Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above		
Net loss from principal transactions in securities in trading accounts		
Net loss from principal transactions in commodities in trading accounts		
Interest and dividend expense deducted in determining total revenue		
Net loss from management of or participation in the underwriting or distribution of securities		
Expenses other that advertising, printing, registration fees and legal fees deducted in determining net profit from management or participation in underwriting or distribution of securities		
Net loss from securities in investment accounts		
Total additions		-
Deductions		
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products		
Revenues from commodity transactions		
Commissions, floor brokerage and clearance paid to other SIPC members in connection with security transactions		(840,280)
Reimbursements for postage in connection with proxy solicitation		
Net gain from securities in investment accounts		
100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptance or commercial paper that mature nine months or less from issuance date		
Direct expenses of printing, advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act)		
Other revenue not related either directly or indirectly to the securities business		(107,941)
The greater of:		
Total interest and dividend expense (Focus Line 22/Part IIA, Line 13 plus interest and dividend income included in additions in total revenues above	$ 272,559	
40% of interest earned on Customers securities accounts (40% of FOCUS Line 5)	-	
		(272,559)
Total deductions		(1,220,780)
SIPC net operating revenues		$16,563,530
General assessment @ .0025		$ 41,409